

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2010

Anthony R. Verdi
Chief Financial Officer
Health Benefits Direct Corporation
150 N. Radnor-Chester Road, Suite B-101
Radnor, PA 19087

> **Re:** **Health Benefits Direct Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2010**
> **File No. 000-51701**

Dear Mr. Verdi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 3: Amendment of Certificate of Incorporation, page 13

1. We note that you intend to change your name and increase your authorized common stock and preferred stock. It appears that you should present the following as separate items to be voted upon with corresponding changes to the form of proxy card: (i) the name change, (ii) the increase in the authorized shares of common stock to repay the Note in the event it is converted, and (iii) the increase in the authorized shares of preferred stock in connection with the issuance to Independence Blue Cross and the other investor referenced on page 14. See Item 11 of Schedule 14A and Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A. Please revise accordingly.

2. It appears that Items 11 and 12 of Schedule 14A apply to your transaction. Please tell us why you have not included the information required by Item 13(a) of Schedule 14A. Please revise your proxy statement to include the financial

information required by Item 13(a) or advise us of why you have not included this information.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief